

August 5, 2011

Via E-mail
Richard Hamilton, Ph.D.
President and CEO
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

    Re: **Ceres, Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed July 25, 2011
              File No. 333-174405

Dear Dr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Stock-Based Compensation, page 54
Valuation as of May 31, 2011, page 58

1. With regard to your valuation as of May 31, 2011, please address the following regarding the assumptions used to support such valuation:
    -   Tell us about the range of prices used in the IPO scenario and any other assumptions used beyond that provided by your underwriters.
    -   For the income and market approaches, tell us about the percentages used to allocate between both approaches and basis therefore.
    -   For the market approach, tell us about the comparable companies used and how they were selected. In addition, tell us if the comparable companies used here were

consistent with those used to determine your expected volatility as disclosed in Note 6 on page F-22. If there were any differences, please tell us why.

- We note you used a lack of marketability discount of 20%. Considering you filed your initial Form S-1 on May 23, 2011, prior to this valuation, please provide us with your basis for such a discount. In your explanation, clarify why the lack of marketability discount decreased only 5% from your valuation as of February 28, 2011.

2. Please disclose the events and factors that result in the changes in your valuation from $5.72 to the midpoint of your IPO price range, when available, and how those factors relate to the changes in your valuation assumptions.

Results of Operations, page 62

3. We note that your revisions in the first three sections of page 65 appear to eliminate certain information previously provided. Please revise to include such information to the extent applicable or advise us of why you believe it no longer applies.

4. We note the changes made in response to comment six of our letter dated July 13, 2011. It is unclear why you do not appear to quantify the impact on the line items of the non-comparable periods. Please advise or revise.

Business, page 75

5. We partially reissue comment seven of our letter dated July 13, 2011. Please provide the source or basis for your statement that Brazilian mill operators typically obtain sugarcane that makes mill operation economically feasible approximately 200 days per year.

Our Technology Platforms, page 83

6. Please revise to clarify the statement in the first paragraph of page 83 that certain aggregate upfront license fees have "not been not material."

7. We reissue comment nine of our letter dated July 13, 2011. Please disclose the material terms of the option and license agreements separately. In particular, disclose the potential range of royalty payments (for example, "low single digits," "high single digits" or a range not to exceed ten percent). Any minimum royalty payments would be a material term that should be disclosed. Lastly, disclose the upfront license fee paid to date pursuant to the Texas A&M agreement.

8. We partially reissue comment 11 of our letter dated July 13, 2011. Please disclose the potential range(s) of royalty payments (for example, "low single digits," "high single digits" or a range not to exceed ten percent).

Sales and Marketing, page 94

9. Please advise us of the nature of your relationship with Campbell Soup Company, as referenced in the first full paragraphs of pages 54 and 96.

Management, page 106

10. We partially reissue comment 13 of our letter dated July 13, 2011. Please disclose Mr. Van Acker's business experience for the last five years.

Compensation Discussion and Analysis, page 116

11. We note the disclosure added regarding the employment agreements. To the extent that the determination of the potential payments upon termination or termination following a change in control has changed, please provide quantitative disclosure of the potential payments under these employment agreements.

Exhibits

12. We reissue comment 17 of our letter dated July 13, 2011. We continue to note that Exhibit 10.16 is missing schedules and Annex A and Exhibit 10.20 is missing schedules and Attachment B. Please file these exhibits in their entirety with your amended registration statement. We specifically note that the agreements state "any such fully executed SCHEDULE shall become a part of this Agreement and subject to the terms of this Agreement."

13. We reissue comment 18 of our letter dated July 13, 2011. We note that Exhibit 10.11 incorporates certain terms by reference to the sponsored research agreement. Please file this agreement in its entirety.

14. We note that exhibit 4.5 is missing the Schedules 1, which state the capitalization tables are attached. Please file the exhibit in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director